

**NOT FOR DISTRIBUTION TO THE U.S. NEWS WIRES SERVICES OR
DISSEMINATION IN THE UNITED STATES**

March 7, 2011

Advantage Announces Creation of an Oil-weighted Subsidiary – Longview Oil Corp. Longview Files Preliminary Prospectus for IPO

(TSX: AAV, NYSE: AAV)

A conference call and webcast will be held on **Monday, March 7, 2011 at 9:00am MST (11:00am EST)**. The conference call can be accessed toll-free at **1-888-231-8191**. A replay of the call will be available from approximately 2:00 p.m. MST on March 7, until approximately midnight, March 21, 2011 and can be accessed by dialing toll free **1-800-642-1687**. The passcode required for playback is **49363517** followed by the pound sign. A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageog.com. To listen to this event, please enter http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3432000 in your web browser.

CALGARY, ALBERTA – March 7, 2011 - Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce the creation of a wholly owned subsidiary, Longview Oil Corp. ("Longview" or the "Corporation"). Longview has filed a Preliminary Prospectus for an Initial Public Offering (the "Offering") of its Common Shares which is targeted to raise gross proceeds of $150 million prior to an over-allotment option of up to 15% of the base offering size, exercisable 30 days following the closing of the Offering. The closing of the Offering is expected in April, 2011 and Longview has applied to have its Common Shares listed on the Toronto Stock Exchange.

Longview has been created to acquire certain oil-weighted assets (the "Acquired Assets") of Advantage which are located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan with Q4 2010 average production of 6,220 boe/d (74% oil & NGLs) proved reserves of 20.1 mmboe and proved plus probable ("P+P") reserves of 36.9 mmboe. Longview's business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting the Acquired Assets in a financially disciplined manner, acquiring additional long-life oil and gas assets of a similar nature and through the payment of a monthly dividend. Concurrent with closing of the Offering, Longview will purchase the Acquired Assets from Advantage (the "Transaction"), with consideration comprised of the net proceeds of the Offering, Common Shares of Longview and proceeds of $100 million to be drawn from an independent Longview credit facility (which is anticipated to be $200 million) to be established at closing. The Transaction is conditional upon customary industry conditions including the approval of the Board of Directors of Advantage. Longview will have an independent board of directors with three initial members.

Advantage plans to use the cash proceeds from the Transaction to reduce outstanding bank indebtedness. Advantage will retain an equity ownership interest of approximately 67% in the Common Shares of Longview (approximately 62% if the over-allotment option is exercised in full). Concurrent with closing of the Offering, Advantage will enter into a Technical Services Agreement (the "TSA") with Longview. Under the TSA, Advantage will provide the necessary personnel and technical services to manage Longview's business and Longview will reimburse Advantage on a monthly basis for its share of administrative charges based on respective levels of production.

Benefits of the Transaction

This Transaction continues to build on Advantage's strategy of reducing debt levels without diluting its Montney resource play at Glacier, Alberta and offers a number of significant benefits including:

Establishment of two strategically focused Canadian energy companies
- A premier natural gas company (Advantage) that will have three core areas in Alberta focused on natural gas development, including its signature Montney resource play at Glacier
- A premier dividend paying oil company (Longview) with assets in Alberta and Saskatchewan underpinned by stable production and cash flow from well established oil-weighted resource plays where significant low risk development opportunities have been identified

Increased financial flexibility through debt reduction
- Pro forma the Transaction, both Advantage and Longview will have conservative financial capital structures with significant liquidity to fund future internal development opportunities and potential acquisitions
- Advantage's equity ownership interest in Longview will provide tax-free dividends that can be used to assist in funding ongoing capital expenditures

Greater value transparency
- Investors and research analysts will be able to more accurately compare and evaluate the stand alone companies against peers, benchmarks and performance criteria

Enhanced focus with tailored strategies
- Both companies will have greater clarity to pursue short and long-term strategies best suited to their unique assets and business plans

Experienced leadership
- Advantage and Longview will be led by the existing senior management team of Advantage, which has considerable experience and knowledge relating to the assets supported by experienced independent boards of directors

Advantage Debt Reduction

($ million)	Current Advantage December 31, 2010	Pro forma New Advantage
Bank debt	$288.9	$47.9
Convertible Debentures:		
December 2011	62.3	62.3
January 2015	86.3	86.3
Total Debt	**$437.5**	**$196.5**

- On a pro forma basis, Advantage's total debt at December 31, 2010 would have declined by approximately 55% to $196.5 million; calculated assuming net proceeds of $141 million from the Longview IPO and $100 million initially drawn from Longview's credit facility

- Advantage's new credit facility is anticipated to be $275 million following completion of the Transaction

New Advantage – 'Pure Play' Natural Gas Focus with Increased Financial Flexibility

Three focused core areas

Advantage will become a 'pure play' entity focused on natural gas development in three core areas of Alberta ("New Advantage"). The following table summarizes key pro forma production and reserves information for each of the core areas:

Area	2011(e) Production[1] (boe/d)	Production Gas/Oil %	Gross P+P Reserves[2] (Mboe)	Gross P+P Reserves[2] % of Total	P+P RLI (years)	P+P Reserves Gas/Oil %
Glacier, Alberta	14,811	100/0	167,381	80.8%	31.7	100/0
Western Alberta	4,721	65/35	21,814	10.5%	12.7	68/32
Eastern Alberta	3,821	92/8	17,932	8.7%	12.8	94/6
Total	23,353	92/8	207,126	100%	24.3	96/4

Note [1] Based on the December 31, 2010 P+P Sproule Sensitivity Report (as defined below under "Advisories")

Note [2] Proved plus Probable Reserves ("P+P Reserves") as of December 31, 2010 have been evaluated by Sproule Associates Limited ("Sproule") in a report dated February 9, 2011 (the "Sproule Report")

Advantage's Montney resource play at Glacier will comprise 63% of estimated 2011 production and 81% of the total P+P Reserves of New Advantage. Drilling and development efforts at Glacier have confirmed a multi-decade drilling inventory in the Montney formation which is expected to drive continued production growth. Future delineation drilling in the Upper Montney, Middle Montney, Lower Montney and other prospective uphole formations may provide additional opportunities for long term, scalable development.

In Western Alberta, key assets include long-life liquids rich natural gas properties at Willesden Green, Brazeau, Westerose and Lookout Butte. These assets have well established production bases with future horizontal and vertical drilling potential in multiple zones that include the Rock Creek, Ostracod, Notikewin, Glauconite and Rundle formations.

In Eastern Alberta, key assets include Horseshoe Canyon coal bed methane at Chigwell and Nevis and shallow gas production at Medicine Hat and Wainwright. Future development opportunities consist of low cost coal bed methane and multi-zone shallow gas drilling.

Attractive organic production growth

New Advantage Production [1]

Production from New Advantage's three core areas is estimated to increase by 95% from 2008 to 2011 based on Sproule's estimate of average 2011 annual production.

This growth has been driven primarily by our Montney development at Glacier where production is expected to reach 16,667 boe/d (100 mmcf/d) in Q2 2011 from only 211 boe/d in 2008.



*Note: (1) Comprised of the three core areas in "New Advantage"
* Note: (2) Based on the December 31, 2010 Sproule Sensitivity Report

Low cost structure will drive strong netbacks

New Advantage's cost structure is expected to rank in the top quartile among the intermediate E&P sector due in part to Glacier's low operating costs and low Alberta royalty rates. The table below illustrates that New Advantage's cost structure is expected to generate strong netbacks even at a natural gas price of $3.72 Cdn/mmbtu.

New Advantage 2011 Operating Netbacks [1]	$/boe	$/mcfe
Revenue	$25.36	$4.23
Royalties @ 10.2%	(2.58)	(0.43)
Operating costs	(5.48)	(0.91)
2011 Operating Netback	**$17.30**	**$2.89**

Note [1] Based on the December 31, 2010 Sproule Sensitivity Report using WTI US $88.40/bbl,   AECO $3.72/mmbtu , $C/$US $1.00. Hedging impacts and dividend income from Longview have not been included.

Increased financial flexibility

As part of the Transaction, Advantage will receive Common Shares representing approximately 67% of Longview (approximately 62% if the over-allotment option is exercised in full) and cash proceeds of approximately $241 million (approximately $262 million if the over-allotment option is exercised in full) which will be used to reduce outstanding bank indebtedness. Assuming the Transaction closed on December 31, 2010, New Advantage's pro forma debt would have been approximately $197 million; $48 million in bank debt and approximately $149 million in convertible debentures (New Advantage's pro forma debt would have been $176 million; $27 million in bank debt if the over-allotment option is exercised in full). Advantage's revised credit facility is anticipated to be $275 million which will provide significant financial flexibility to support future growth opportunities.

New Advantage's ownership of Longview will provide tax free dividends that can be used to assist in funding ongoing capital expenditures. Additionally, for the twelve months ending December 31, 2011, New Advantage will have approximately 25% of its pro forma net natural gas production hedged at an average price of $6.30 Cdn/mcf AECO. Advantage's hedging strategy has helped to stabilize and enhance cash flow for capital reinvestment requirements. Additional commodity price hedges will be considered with respect to future capital programs and financing options.

Greater focus on Glacier

Drilling results at Glacier have demonstrated that our Montney development is among the top tier natural gas resource developments in North America. Glacier reserve additions have been very efficient with a three year Finding and Development ("F&D") cost of $10.75/boe and a 2010 F&D cost of $9.29/boe (including the change in future development capital). The attractive cost structure at Glacier combined with a multi-decade drilling inventory provides a strong foundation to drive future development beyond 100 mmcf/d of production. (see Advantage's Year End 2010 Reserves news release dated March 7, 2011 for additional information).

New Advantage's near term objective is to complete the expansion work at Glacier to increase production to 100 mmcf/d in Q2 2011. Facility construction is on-schedule with well completions and equipping underway. Upon completion of our 100 mmcf/d expansion, a review of well performance, facility capacity and actual costs will be undertaken by Advantage to assess the timing and capital requirements for future phases of growth at Glacier.

Advantage's increased financial flexibility will strengthen its ability to fund growth at Glacier as well as providing the financial capacity to pursue additional acquisition opportunities and new resource play initiatives.

Advantage will provide additional corporate guidance and communicate future development plans on or about mid-year 2011.

Longview Oil Corp. – Oil-weighted Production Providing Returns Through Yield and Growth

Significant asset base of light and medium oil-weighted resource plays

The Acquired Assets consist of operated oil-weighted resource plays which are estimated by a qualified reserves evaluator employed by Advantage to contain approximately 487 MMbbls of gross Discovered Petroleum Initially-In-Place ("DPIIP") of which only 6.8% has been recovered to date with an additional 4.6% included in the Sproule Report as P+P Reserves.

Longview intends to continue applying horizontal drilling technology and other enhanced oil recovery techniques through a large-scale, repeatable development program to enhance production and reserves. The Corporation will maintain control of operations through high working interests and will operate substantially all of the Acquired Assets.

Diversified, high netback, long life production base

The reserves associated with the Acquired Assets are weighted 77% to crude oil and NGLs supporting high netbacks that will provide Longview with cash flow stability to support the future capital development plans and dividends in a range of commodity prices. Historical netbacks from the Acquired Assets averaged $32.41 per boe in 2010. Monthly dividends will be paid by Longview initially set at an annualized rate of $28 million.

The Acquired Assets are located in three core areas including West Central Alberta, Southeast Saskatchewan and Lloydminster, Saskatchewan with Q4 2010 average production of approximately 6,220 boe/d from nine primary properties. The Acquired Assets have P+P Reserves of 36.9 mmboe with a P+P Reserve Life Index of 16.2 years based on Q4 2010 production rates.

Extensive inventory of low-risk drilling opportunities and undeveloped land

The Corporation plans to increase production by conducting low risk drilling, recompletion and enhanced recovery operations on the Acquired Assets. Management of Longview has identified a multi-year development inventory with approximately 257 net drilling and recompletion locations, allowing for potential production additions of 18,221 boe/d at an anticipated cost of $14,784 per boe/d (based on total initial production rates). The Corporation has identified approximately 90 net horizontal drilling locations targeting light oil opportunities at Nevis, Alberta and Southeast Saskatchewan and 20 net drilling locations targeting heavy oil in the Lloydminster area that account for approximately 54% of the drilling inventory. Longview expects to drill 30.3 net wells in the next 12 months as part of an estimated $53.4 million capital program with over 83% being allocated to light oil development.

The Acquired Assets include approximately 227,492 gross acres (182,336 net acres) of undeveloped lands. The Acquired Assets include a 100% interest in 78,750 undeveloped acres (123 sections) of exploratory rights in and along the Sunset corridor in the Duvernay resource play, which are prospective for development in the Upper

Devonian Duvernay Formation shales. In addition, the Corporation will hold 88,563 undeveloped gross (74,186 net) acres of land in Southeast Saskatchewan that are prospective for development in the Bakken Formation.

Advantage management team to continue to play an active role in Longview

The officers of Longview will be Kelly Drader (President & CEO), Craig Blackwood (Chief Financial Officer) and Andy Mah (Chief Operating Officer). They will provide services to Longview under the TSA but will remain as employees of Advantage. The Board of Directors of the Corporation will consist of the following individuals, all of which are independent from Advantage: Steven Sharpe (Independent Chairman of Advantage, extensive public company experience, was a senior partner with Davies, Ward and Beck LLP in Toronto), Doug Baker CA (active in the oil and gas industry for 32 years, was previously the Chair of the Canadian Institute of Chartered Accountants) and Daryl Gilbert (over 30 years of experience, past President & CEO of Gilbert Laustsen Jung Associates Ltd. a petroleum engineering consulting firm).

Pro forma 2011 Longview and New Advantage Information

Appendix A

	Advantage		Longview Oil Corp.		New Advantage	
	Total	$/boe	Total	$/boe	Total	$/boe
Financial & Operating ($000,except as otherwise indicated):						
Daily production [1]						
Oil (bbls/d)	5,018		4,258		760	
NGL's (bbls/d)	1,744		552		1,192	
Gas (mcf/d)	138,445		10,037		128,408	
Boe/d (6:1)	**29,836**		**6,483**		**23,353**	
% Oil & NGL's	22.7%		74.2%		8.4%	
Commodity Reference Prices [1]						
WTI oil (US$/bbl)	$88.40		$88.40		$88.40	
Exchange rate ($CDN/$US)	$1.00		$1.00		$1.00	
AECO C spot gas (CDN$/mmbtu)	$3.72		$3.72		$3.72	
Revenue						
Oil & NGL	$182,524		$134,785		$47,739	
Gas	182,731		14,268		168,463	
	365,255	$33.54	149,053	$62.99	216,202	$25.36
Expenses						
Royalties	(47,192)	($4.33)	(25,211)	($10.65)	(21,981)	($2.58)
Royalty %	*12.9%*		*16.9%*		*10.2%*	
Operating	(80,749)	($7.41)	(34,040)	($14.39)	(46,709)	($5.48)
Operating Income [1]	**$237,314**	**$21.80**	**$89,802**	**$37.95**	**$147,512**	**$17.30**
Hedging gains (losses)	27,663	$2.54	1,451	$0.61	26,212	$3.08
Administration expenses	(19,800)	($1.82)	(3,900)	($1.65)	(15,900)	($1.87)
Public company costs	(3,900)	($0.36)	(1,100)	($0.46)	(3,900)	($0.46)
Interest and financing expenses	(19,429)	($1.78)	(5,000)	($2.11)	(8,829)	($1.04)
Capital taxes	(1,300)	($0.12)	(1,200)	($0.51)	(100)	($0.01)
Cash netback	**$220,548**	**$20.26**	**$80,053**	**$33.83**	**$144,995**	**$17.00**
Dividend income from Longview[2]	-		-		18,667	
Adjusted Funds From Operations[3]	**$220,548**		**$80,053**		**$163,662**	
Dividends payments	$0		$28,000		$0	
Funds for Capital Expenditures	$220,548		$52,053		$163,662	
Capital Expenditures - Sproule[4]	$121,329		$25,712		$95,617	

Note [1] Based on the December 31, 2010 P+P Sproule Sensitivity Report for Advantage and Longview
Note [2] Assumes the base offering of $150 million
Note [3] The revenue and expense items shown after Operating Income were estimated by Advantage and Longview
Note [4] Based on the December 31, 2010 P+P Sproule Report for Advantage and Longview. As described in the Preliminary Prospectus Longview plans to spend approximately $53 million in 2011.

Pro forma 2011 Longview and New Advantage Information

Appendix A

	Advantage		Longview Oil Corp.		New Advantage	
	Total	% Total	Total	% Total	Total	% Total
Debt Summary ($000, except as otherwise indicated)						
Convertible Debentures:						
December 1, 2011 (7.75% @ $21.00)	$46,776		$0		$46,776	
December 31, 2011 (8.00% @ $20.33)	15,528		0		15,528	
January 30, 2015 (5.00% @ $8.60)	86,250		0		86,250	
Total Convertible Debentures[1]	$148,554		$0		$148,554	
Bank debt[1]	288,900		100,000		47,900	
Total debt[1]	**$437,454**		**$100,000**		**$196,454**	
Total Debt to Adjusted Funds From Operations	**2.0**		**1.2**		**1.2**	
Oil & Natural Gas Reserves[2]:						
Total Proved						
Oil (Mbbls)	15,516	10.8%	13,794	69.6%	1,722	1.4%
NGL (Mbbls)	5,181	3.6%	1,422	7.2%	3,759	3.0%
Gas (Mmcf)	736,040	85.6%	27,683	23.3%	708,357	95.6%
Mboe (6:1)	**143,371**	**100.0%**	**19,830**	**100.0%**	**123,540**	**100.0%**
% Oil & NGL's	14.4%		76.7%		4.4%	
Total Proved & Probable[2]						
Oil (Mbbls)	28,532	11.7%	25,664	70.3%	2,868	1.4%
NGL (Mbbls)	7,796	3.2%	2,444	6.7%	5,352	2.6%
Gas (Mmcf)	1,243,969	85.1%	50,530	23.1%	1,193,439	96.0%
Mboe (6:1)	**243,656**	**100.0%**	**36,529**	**100.0%**	**207,126**	**100.0%**
% Oil & NGL's	14.9%		76.9%		4.0%	
Undeveloped Acreage						
Gross Acres			227,492		285,500	
Net Acres			182,336		104,414	

Note [1] Unaudited December 31, 2010 financial data for Advantage
Note [2] Based on the December 31, 2010 P+P Sproule Report for Advantage and Longview (Company working interest reserves)

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisories

Forward-Looking Statements

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the anticipated size of the Offering, the anticipated timing for closing the Offering and the Transaction, Longview's anticipated sources of funds, Advantage's use of proceeds from the Transaction, Advantage's ownership in Longview upon completion of the Offering and the Transaction, the terms of the Technical Services Agreement, the advantages of the Transaction to both Advantage and Longview, the estimated production for Advantage and Longview, the drilling opportunities for Advantage and Longview and the anticipated performance for individual wells, regions, properties or projects. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the ability to close the Offering and the Transaction on the terms and in the time currently expected, receiving all necessary consents and approvals for closing the Offering and the Transaction, the ability of Advantage, Longview and certain other parties to satisfy all of the conditions of the Offering and the Transaction, the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's and Longview's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage and Longview will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to its Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com and www.advantageog.com.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Pro Forma Adjusted Funds from Operations

This press release provides summary pro-forma information about the adjusted funds from operations for both Advantage and Longview for the year ending December 31, 2011. The pro forma information has been prepared utilizing the report of Sproule dated February 18, 2011 providing estimates of commodity prices, production, revenues, royalties, operating expenses and operating income for total P+P Reserves attributable to the both Advantage and Longview on a pro forma basis for the year ended December 31, 2011 (the "Sproule Sensitivity Report"). Management does not have firm commitments for all of the costs and expenditures summarized herin or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures and operating results are not objectively determinable. The actual results of operations of the Corporation and the resulting adjusted funds from operations will likely vary from the amounts set forth in the analysis presented herein, and such variation may be material.

Reserves and Resources Disclosure

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rates are based on an energy equivalency conversion method application at the burner tip and do not represent an economic value equivalency at the wellhead.

Certain estimates of DPIIP have been presented in this press release. All estimates of resources presented in this press release have an effective date of December 31, 2010 and represent estimates of oil resources determined by internal "qualified reserves evaluators" of Advantage as defined in National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities. The resource estimates prepared herein have not been evaluated or audited by an independent qualified reserves evaluator. DPIIP is defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") as the quantity of hydrocarbons that are estimated to be in place within a known accumulation, prior to production. There is no certainty that it will be economically viable or technically feasible to produce any portion of the DPIIP except for those portions already produced or identified in the Sproule Report as P+P Reserves. At this time all of the DPIIP that has not already been produced or classified as reserves would be classified as

News Release
Advantage Oil & Gas Ltd.

Page 9 of 10

Unrecoverable DPIIP. None of the DPIIP can presently be classified as Contingent Resources, due to the fact that technical studies have not been performed in order to quantify such additional volumes or to define a project for the recovery of such resources. Unrecovered DPIIP is defined in the COGE Handbook as is that portion of DPIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Certain drilling and recompletion opportunities have been identified herein by management of the Corporation. Certain of the drilling opportunities identified have no associated reserves or resources which can presently be classified as recoverable. As such the initial rates of production identified do not represent estimates of future production associated with the drilling opportunities. The initial rates of production and the capital costs associated with drilling and recompletion identified herein are based on analogous public information received from other producers using similar technologies as Longview intends to use in the same or similar areas and formations which form part of the Acquired Assets. No resources will be recovered from the drilling opportunities identified which have no associated reserves unless commercial circumstances change and/or management of Longview is able to successfully employ the application of unconventional or conventional technologies.

Non-GAAP Measures

Operating income, funds from operations ("funds from operations"), adjusted funds from operations ("adjusted funds from operations"), netbacks and capital expenditures are used in this press release, but do not have any standardized meaning prescribed under GAAP and are unlikely to be comparable to similarly defined measures presented by other issuers. Operating income is calculated as revenues less royalties and operating expenses and is a commonly used comparative performance metric in the oil and gas industry. Funds from operations includes all cash provided by operating activities and is calculated before expenditures on asset retirement and changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be cash provided by operating activities. Adjusted funds from operations include funds from operations adjusted by various estimated expenditures assuming the Transaction had occurred. Netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Capital expenditures are the net expenditures for capital investment related activities including land, seismic, drilling, completions, workovers, well equipping and facilities. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and purchasers with a measurement of Advantage's and Longview's efficiency and their ability to fund a portion of their future growth expenditures. The above terms should not, on their own, be construed as indicators of Advantage's and Longview's performance.

Residents of the United States

The Common Shares offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release shall not constitute an offer to sell, or the solicitation of an offer to buy Common Shares in the United States, nor shall there be any sale of Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.